SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Global Power Equipment Group Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

37941P108

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,263,179

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,263,179

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,263,179

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

741,924

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

741,924

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

741,924

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

539,916

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

539,916

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

539,916

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,005,103

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,005,103

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,005,103

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

539,916

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

539,916

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

539,916

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,545,019

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,545,019

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,545,019

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,545,019

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,545,019

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,545,019

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, having par value $.01 per share, (“Common Stock”) of Global Power Equipment Group Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 18, 2007 and amends and supplements the Schedule 13D filed on October 16, 2006 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).
ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds allocated by the Reporting Persons to acquire the securities of the Issuer owned by them was $5,589,079. Each of the Domestic Fund, QP Fund and Offshore Fund used its own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)            The Domestic Fund owns 2,263,179 shares of Common Stock comprised of (a) 2,029,814 shares of Common Stock, and (b) Senior Subordinated Convertible Notes dated November 23, 2004 of the Issuer (“Notes”) that are convertible into 233,365 shares of Common Stock. The 2,263,179 shares represent 4.8% of all of the outstanding shares of Common Stock.

(ii)           The QP Fund owns 741,924 shares of Common Stock comprised of (a) 655,176 shares of Common Stock, and (b) Notes that are convertible into 86,748 shares of Common Stock. The 741,924 shares represent 1.6% of all of the outstanding shares of Common Stock.

(iii)          The Offshore Fund owns 539,916 shares of Common Stock comprised of (a) 483,026 shares of Common Stock, and (b) Notes that are convertible into 56,890 shares of Common Stock. The 539,916 shares represent 1.1% of all of the outstanding shares of Common Stock.

(iv)          BH Management may be deemed to be the beneficial owner of the 3,005,103 shares of Common Stock held by the Domestic Fund and the QP Fund representing 6.3% of all the outstanding shares of Common Stock.

(v)           BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

(vi)          Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 3,545,019 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 7.5% of all the outstanding shares of Common Stock.

(vii)         Collectively, the Reporting Persons beneficially own 3,545,019 shares of Common Stock representing 7.5% of all of the outstanding shares of Common Stock.

(b)           The Domestic Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 2,263,179 shares of Common Stock held by the Domestic Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 741,924 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 539,916 shares of Common Stock held by the Offshore Fund.

The Domestic Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 2,263,179 shares of Common Stock held by the Domestic Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 741,924 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 539,916 shares of Common Stock held by the Offshore Fund.

(c)       The following transactions were effected by the Domestic Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
13-Dec-06	Common	(14,471)	$0.58
14-Dec-06	Common	(13,908)	$0.59
15-Dec-06	Common	(160,780)	$0.58
15-Dec-06	Common	(4,020)	$0.65
18-Dec-06	Common	(83,000)	$0.72
9-Jan-07	Common	15,000	$0.7348
10-Jan-07	Common	29,500	$0.85
10-Jan-07	Common	30,559	$0.8256
10-Jan-07	Common	3,250	$0.85
11-Jan-07	Common	11,372	$0.885
11-Jan-07	Common	1,599	$0.88
12-Jan-07	Common	3,200	$0.92
12-Jan-07	Common	73,775	$1.0781
12-Jan-07	Common	3,200	$0.98
16-Jan-07	Common	51,200	$1.1915
16-Jan-07	Common	64,000	$1.1733
16-Jan-07	Common	27,778	$1.2086
17-Jan-07	Common	1,281	$1.10
17-Jan-07	Common	1,600	$1.12
17-Jan-07	Common	35,521	$1.127
18-Jan-07	Common	4,545	$1.12

The following transactions were effected by the QP Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

12-Jan-07	Common	1,036	$0.92
12-Jan-07	Common	9,684	$1.0781
12-Jan-07	Common	1,036	$0.98
16-Jan-07	Common	16,576	$1.1915
16-Jan-07	Common	20,720	$1.1733
16-Jan-07	Common	8,992	$1.2086
17-Jan-07	Common	414	$1.10
17-Jan-07	Common	518	$1.12
17-Jan-07	Common	11,499	$1.127
18-Jan-07	Common	1,471	$1.12

The following transactions were effected by the Offshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

13-Dec-06	Common	(3,529)	$0.58
14-Dec-06	Common	(3,392)	$0.59
15-Dec-06	Common	(39,220)	$0.58
15-Dec-06	Common	(980)	$0.65
18-Dec-06	Common	(17,000)	$0.72
9-Jan-07	Common	6,400	$0.7348
10-Jan-07	Common	19,441	$0.8256
11-Jan-07	Common	628	$0.885
12-Jan-07	Common	764	$0.92
12-Jan-07	Common	7,141	$1.0781
12-Jan-07	Common	764	$0.98
16-Jan-07	Common	12,224	$1.1915
16-Jan-07	Common	15,280	$1.1733
16-Jan-07	Common	6,631	$1.2086
17-Jan-07	Common	305	$1.10
17-Jan-07	Common	382	$1.12
17-Jan-07	Common	8,480	$1.127
18-Jan-07	Common	1,084	$1.12

The above transactions were effected on the open market.

(d)	Not applicable.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	January 19, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy